                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                 -----------------------------------------------
                 (Translation of registrant's name into English)

             3, AVENUE ANDRÉ MALRAUX, 92300 LEVALLOIS-PERRET, FRANCE
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
            -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
            -----                                        -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
            -----                                        -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release dated January 27, 2005, "Exchange Offer for Certain of
ALSTOM's Bondholders", as published in France in the French newspaper
La Tribune on January 27, 2005

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                              ALSTOM

Date: January 31, 2005                    By: /S/ HENRI POUPART-LAFARGE
                                              ----------------------------------
                                              Name:  Henri Poupart-Lafarge
                                              Title: Chief Financial Officer

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

--------------------------------------------------------------------------------
                                  PRESS RELEASE
--------------------------------------------------------------------------------

                                                          Paris, 27 January 2005

THIS OFFER AND THE  DISTRIBUTION  TO THE PUBLIC OF AN  OFFERING  MEMORANDUM  ARE
SUBJECT TO THE APPROVAL OF THE RELEVANT STOCK EXCHANGE AUTHORITIES

The  distribution of any offer document or other offering  material  relating to the Exchange Offer (as defined herein),  the execution of and the  participation in the Exchange Offer and the sale of the New Bonds (as defined herein),  may in certain  countries  be subject to specific  regulations  or legal or  regulatory restrictions.  The  Exchange  Offer is not aimed,  directly  or  indirectly,  at persons  subject to such  restrictions,  and is not capable of  acceptance  from
persons  in  a  country  in  which  the  Exchange   Offer  is  subject  to  such
restrictions.  The exchange offer is not being made, directly or indirectly,  in the United States and is not  available to persons  located in the United States or to U.S. persons.

         PUBLIC EXCHANGE OFFER IN RESPECT OF TWO BONDS ISSUED BY ALSTOM

                       €650,000,000 5% BONDS DUE 2006
                              (ISIN: FR0000495673)
           €250,000,000 SUBORDINATED AUCTION RATE BONDS DUE 2006
                              (ISIN: XS0118660009)

                                       FOR
            FIXED RATE BONDS DUE 3 MARCH 2010 TO BE ISSUED BY ALSTOM

                                   ARRANGED BY

      BNP PARIBAS AND MERRILL LYNCH INTERNATIONAL (THE "DEALER MANAGERS AND
                                BOOKRUNNERS") AND

 BNP PARIBAS SECURITIES SERVICES AND BNP PARIBAS SECURITIES SERVICES, LUXEMBOURG
                                     BRANCH
                              (AS EXCHANGE AGENTS)

OFFER PERIOD :  FROM 9.00  (PARIS TIME) ON 8 FEBRUARY 2005 TO 17.00 (PARIS TIME)
                ON 15 FEBRUARY 2005 WITH RESPECT TO INSTITUTIONAL INVESTORS
                FROM 9.00 (PARIS TIME) ON 17 FEBRUARY 2005 TO 17.00 (PARIS TIME)
                ON 24 FEBRUARY 2005 WITH RESPECT TO INDIVIDUALS

Beginning on 8 February 2005,  ALSTOM  intends to propose to the  bondholders of each of the above-mentioned  series of bonds (the "EXISTING BONDS"), to exchange their  Existing Bonds for new bonds due 3 March 2010 to be issued by ALSTOM (the
"NEW  BONDS").  The  settlement  date of the New Bonds is expected to be 3 March
2005.

ALSTOM is undertaking this public exchange offer (the "EXCHANGE  OFFER") to take advantage of current favourable market conditions in terms of interest rates and credit spreads, to extend the average maturity of the ALSTOM Group's debt.

The Exchange  Offer is expected to take the form of a public  exchange  offer in
France, in Luxembourg and (for Swiss residents) in Switzerland and the New Bonds are  expected to be listed on Euronext  Paris S.A. and on the  Luxembourg  Stock
Exchange.

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

The  Exchange  Offer  which  will be  submitted  to the  approval  of the French
AUTORITÉ  DES  MARCHÉS  FINANCIERS  (the "AMF")  will be  described  in a French offering document (NOTE D'INFORMATION) which will set out the nature,  timetable and terms of the Exchange Offer.

WITHDRAWAL THRESHOLD AND ADDITIONAL ISSUE

ALSTOM shall be entitled to withdraw the Exchange  Offer at the end of the offer period for institutional  investors in the event that the total principal amount of Existing Bonds submitted for exchange by such institutional investors amounts to less than €300 million.  Any such decision by ALSTOM to withdraw the Exchange
Offer will be published in a notice (AVIS) of Euronext Paris S.A. and in a press release  published  on the  respective  websites  of the  AMF and  ALSTOM  on 16
February 2005, as well as in a press release in LA TRIBUNE on 17 February 2005.

To  the  extent  permitted  by  market   conditions,   ALSTOM  may  procure  the
subscription  for cash of  further  bonds of the same  series  and with the same terms and conditions as the New Bonds (the "ADDITIONAL BONDS"). These Additional
Bonds,  if any, will form part of the same series as the New Bonds issued in the
Exchange Offer.

The  subscription  of any Additional  Bonds will not be available to the public.
Any Additional Bonds will be privately placed.

The  admission  of any  Additional  Bonds to  trading on the  PREMIER  MARCHÉ of
Euronext Paris S.A. will require the preparation of a French prospectus pursuant to articles 211-1 to 211-42 of the General Regulations of the AMF.

The proceeds of any Additional  Bonds will be for the benefit of ALSTOM Holdings which will use any such  proceeds  for the  general  corporate  purposes  of the
ALSTOM Group.

NUMBER OF BONDS TO BE EXCHANGED

The Exchange  Offer relates to all Existing  Bonds  outstanding as at 7 February
2005,  being a total of  652,500  bonds  (650,000  5%  bonds,  due July  2006 in denomination  of €1,000 each and 2,500  subordinated  auction  rate  bonds,  due
September 2006 in a denomination of €100,000 each).

ALSTOM has not repurchased any of the Existing Bonds.  All of the Existing Bonds
are outstanding at the date hereof.

TERMS OF THE EXCHANGE OFFER

Bondholders  submitting  their  Existing  Bonds for exchange  will receive (a) a number of New Bonds  calculated on the basis of the exchange  prices  (excluding accrued  interest) of Existing Bonds  submitted and (b) the accrued  interest on such bonds, payable in cash.

DETERMINATION  OF  THE  EXCHANGE  PRICES  (EXCLUDING  ACCRUED  INTEREST)  OF THE
EXISTING BONDS, AND THE ISSUE PRICE AND COUPON OF THE NEW BONDS

The exchange prices  (excluding  accrued interest) of the Existing Bonds will be determined on 16 February 2005 at 16.00 (Paris time):

o  with  respect  to the 5% July  2006  bonds,  on the basis of the yield on the
   French  Treasury Note benchmark (as described  below) and on the basis of the exchange spread, as compared to the French Treasury Note benchmark; and

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

o  with respect to the  subordinated  auction rate September 2006 bonds,  on the basis of the  three-month  Euribor rate fixed on 16 February  2005 and of the exchange  spread (with respect to three-month  Euribor) as compared with such
   Euribor rate.

The issue  price and the coupon of the New Bonds will also be  determined  on 16
February  2005 at 16.00  (Paris  time) by  reference  to the yield on the French
Treasury  Note  benchmark  as  mentioned  below and on the basis of the New Bond spread, as compared to the French Treasury Note benchmark.

The  exchange  spreads  shall be  determined  on the basis of factors  including
ALSTOM's risk premium and the terms and conditions of each issue.

As the coupon shall be quoted in increments  of 1/8 (0.125%),  the coupon of the
New Bonds will be such  incremental  rate which is  directly  below the yield of such New Bonds.  Accordingly,  the issue price of each New Bond,  rounded to the third decimal place, will be slightly below par, with the difference between the coupon and the yield of the New Bonds being a maximum of 0.124%.

The final  exchange  spreads and the New Bond  spreads will be  determined  on 7
February  2005 and will be contained in the NOTE  D'INFORMATION  relating to the
Exchange  Offer which will be the subject of a press  release to be published in
LA TRIBUNE on 8 February 2005.

The yields of the French  Treasury Note  benchmark and the  three-month  Euribor rate will be  determined  on the day  following  the end of the offer period for institutional  investors (16 February 2005) pursuant to the terms set out in the
NOTE D'INFORMATION.

The  rounding of yields or interest  shall be  determined  by  reference  to the
French  COMITé DE  NORMALISATION  OBLIGATAIRE.  The nth  decimal  place shall be rounded upwards when the (n+1)th decimal place is greater than or equal to five, failing which it shall be rounded downwards.

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

FINAL EXCHANGE SPREADS SHALL BE WITHIN THE RANGES SET FORTH BELOW:

CALCULATION  TABLE  FOR  THE  PROVISIONAL  EXCHANGE  PRICES  (EXCLUDING  ACCRUED
INTEREST) OF THE EXISTING BONDS

THE YIELD OF THE FRENCH TREASURY NOTE BENCHMARK AND THE THREE-MONTH EURIBOR RATE
IN THE  TABLES  BELOW  ARE  FOR  ILLUSTRATIVE  PURPOSES  ONLY  AND ARE IN NO WAY
INDICATIVE OF THE YIELDS WHICH WILL BE USED IF THE EXCHANGE OFFER PROCEEDS.  THE
SAME  APPLIES  TO THE GROSS  ANNUAL  YIELD OF THE  €650,000,000  5%  BONDS,  THE
EQUIVALENT ANNUAL YIELD OF THE SUBORDINATED  AUCTION RATE BONDS AND THE EXCHANGE
PRICES (EXCLUDING ACCRUED INTEREST) OF THESE BONDS.

 -----------------------------------------------------------------------------------------------------------------------
|              |                       |              |      PROVISIONAL EXCHANGE PRICE       |                         |
|              | FRENCH TREASURY NOTE  | PROVISIONAL  |    (EXCLUDING ACCRUED INTEREST) OF    |                         |
|              |       BENCHMARK       |  EXCHANGE    |            EXISTING BONDS             |                         |
|              |                       | SPREAD AS AT |                (RANGE)                |                         |
| ALSTOM       |-----------------------|  24 JANUARY  |---------------------------------------|  Accrued interest as at |
| BONDS        |       |  Provisional  |    2005      |                 |     Exchange price  |       3 March 2005      |
|              |       |  yield as at  |     (%)      |                 |  (excluding accrued |            (%)          |
|              | BTAN  |  24 January   |  (20 BASIS   | Yield as at 24  |   interest) as at 3 |                         |
|              |       |    2005       | POINT RANGE) |  January 2005   |      March 2005     |                         |
|              |       |    (%)        |              |       (%)       |         (%)         |                         |
|-----------------------------------------------------------------------------------------------------------------------|
|5% bonds due  | 4.5%  |               |              |                 |                     |                         |
|26 July 2006  | BTAN  |               |              |                 |                     |                         |
|              | due   |    2.266      |    +0.900    |      3.166      |       102.456       |        3.00774759       |
|              | 12    |               |    +0.700    |      2.966      |       102.733       |                         |
|              | July  |               |              |                 |                     |                         |
|              | 2006  |               |              |                 |                     |                         |
 -----------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------
|                |                              |             |              | PROVISIONAL EXCHANGE      |              |
|                |                              |             |              | PRICE (EXCLUDING ACCRUED  |              |
|                |                              |             |              | INTEREST) OF EXISTING     |              |
|                |                              |             |              |      BONDS (RANGE)        |              |
|                |                              |             |              |---------------------------|              |
|                |       REFERENCE RATE         | PROVISIONAL |              |              | Exchange   |              |
|                |                              | EXCHANGE    |              |              | price      |              |
|  ALSTOM        |--------------|---------------| SPREAD(1)   | PROVISIONAL  |              | (excluding |   Accrued    |
|  BONDS         |              | Provisional   | AS AT       | YIELD        | Equivalent   | accrued    | interest as  |
|                |              | rate fixed    | 24 JANUARY  | AS AT 24     | annual yield | interest)  | at 3 March   |
|                |              | on as at 24   |   2005      | JANUARY 2005 | as at 24     | as at 3    |    2005      |
|                | Euribor      | January 2005  |   (%)       |    (%)       | January 2005 | March 2005 |     (%)      |
|                |              |     (%)       | (30 BASIS   |              |    (%)       |   (%)      |              |
|                |              |               | POINT RANGE)|              |              |            |              |
|----------------|------------------------------|-------------|--------------|--------------|------------|--------------|
|Subordinated    |              |               |             |              |              |            |              |
|auction rate    |              |               |             |              |              |            |              |
|29 September    | Three-month  |    2.141      |   +1.300    |    3.441     |    3.535     |   105.712  |   1.25457500 |
|2006 bonds,     | Euribor      |               |   +1.000    |    3.141     |    3.223     |   106.193  |              |
|three-month     |              |               |             |              |              |            |              |
|Euribor + 4.99% |              |               |             |              |              |            |              |
 -----------------------------------------------------------------------------------------------------------------------
1. With respect to three-month Euribor

CALCULATION TABLE FOR THE PROVISIONAL ISSUE PRICE AND COUPON OF THE NEW BONDS

THE YIELD OF THE  BENCHMARK  BTAN  (BONS À TAUX FIXE ET  INTÉRÊT  ANNUEL) IS FOR
ILLUSTRATIVE  PURPOSES ONLY AND IS IN NO WAY  INDICATIVE OF THE YIELD WHICH WILL

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

BE USED IF THE  EXCHANGE  OFFER  PROCEEDS.  THE SAME APPLIES TO THE GROSS ANNUAL
YIELD, THE ISSUE PRICE AND THE COUPON OF THE NEW BONDS.

       -----------------------------------------------------------------------------------------------------
      |  FRENCH TREASURY NOTE            | PROVISIONAL     |        PROVISIONAL CHARACTERISTICS OF THE      |
      |        BENCHMARK                 | NEW BOND        |                   THE NEW BONDS                |
      |----------------------------------| SPREAD AS AT    |                      (RANGE)                   |
      |               |   Provisional    | 24 JANUARY 2005 |------------------------------------------------|
      |               |   yield as at 24 |    (%)          | Issue price as at | Yield as at 24  |          |
      |      BTAN     |   January 2005   | (80 BASIS       | 24 January 2005   | January 2005    |  Coupon  |
      |               |        (%)       | POINT RANGE)    |        (%)        |      (%)        |    (%)   |
      |---------------|------------------|-----------------|-------------------|-----------------|----------|
      |   3% BTAN due |       2.936      |    +3.000       |     99.743        |    5.936        |   5.875  |
      |    12 January |                  |    +3.800       |     99.542        |     6.736       |   6.625  |
      |       2010    |                  |                 |                   |                 |          |
       ------------------------------------------------------------------------------------------------------

EXCHANGE  RATIO AND NUMBER OF NEW BONDS  OFFERED IN EXCHANGE FOR EXISTING  BONDS
AND PAYMENT IN CASH OF ACCRUED INTEREST ON THE EXISTING BONDS

For each bondholder, a calculation will be made of the whole number of New Bonds to be  delivered  in exchange  for the  Existing  Bonds  brought to the Exchange
Offer.

For each series of Existing Bonds, each bondholder submitting Existing Bonds for exchange  will, on the settlement  date,  receive a number of New Bonds equal to the product of:

o  the exchange ratio applicable to that series (the "EXCHANGE RATIO");

multiplied by

o  the aggregate  nominal amount of Existing Bonds exchanged (nominal  amount of
   Existing Bonds x number of Existing Bonds submitted for exchange per series), divided by the nominal value of the New Bonds (€1)

rounded upwards to the next whole number of New Bonds.

For each series of Existing  Bonds,  this  Exchange  Ratio will be determined by dividing the exchange price of the Existing Bonds (excluding  accrued  interest)
by the issue price of the New Bonds,  rounded by convention to the sixth decimal place.

Each bondholder having exchanged Existing Bonds will receive a cash amount equal to the amount of accrued  interest on such Existing Bonds to, but not including, the settlement  date, as set out in the  "CALCULATION  TABLE FOR THE PROVISIONAL
EXCHANGE PRICES (EXCLUDING  ACCRUED INTEREST) OF THE EXISTING BONDS" above. Each bondholder  will  receive,  with  respect to each series of Existing  Bonds,  an amount corresponding to the accrued interest due (in euro) on all Existing Bonds exchanged, rounded by convention to the second decimal place.

EXCHANGE OFFER PERIOD AND PROCEDURE FOR SUBMISSION OF ORDERS

WITH RESPECT TO INSTITUTIONAL INVESTORS:

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

Institutional  investors  holding  Existing  Bonds  who wish to  exchange  their
Existing Bonds on the proposed terms,  must submit their exchange orders, at any time from 9.00  (Paris  time) on 8  February  2005 to 17.00  (Paris  time) on 15
February  2005, in  accordance  with the  procedures  described in the paragraph
"COMMON  PROCEDURE  FOR  SUBMISSION  OF ORDERS FOR  INSTITUTIONAL  INVESTORS AND
INDIVIDUALS" below.

Exchange orders from  institutional  investors shall be revocable  provided that the relevant Exchange Agent is notified thereof, directly or indirectly prior to
17.00  (Paris  time) on 15  February  2005 in  accordance  with  the  procedures described  in the  paragraph  "COMMON  PROCEDURE  FOR  SUBMISSION  OF ORDERS FOR
INSTITUTIONAL INVESTORS AND INDIVIDUALS" below.

WITH RESPECT TO INDIVIDUALS:

Individuals  holding Existing Bonds who wish to exchange their Existing Bonds on the  proposed  terms,  must submit their  exchange  orders at any time from 9.00
(Paris time) on 17 February  2005 to 17.00 (Paris time) on 24 February  2005, in accordance with the procedures  described in the paragraph "COMMON PROCEDURE FOR
SUBMISSION OF ORDERS FOR INSTITUTIONAL INVESTORS AND INDIVIDUALS" below.

Individuals' exchange orders shall be revocable,  provided the relevant Exchange
Agent is notified thereof,  directly or indirectly,  prior to 17.00 (Paris time)
on 24 February 2005 in accordance with the procedures described in the paragraph
"COMMON  PROCEDURE  FOR  SUBMISSION  OF ORDERS FOR  INSTITUTIONAL  INVESTORS AND
INDIVIDUALS" below.

COMMON  PROCEDURE  FOR  SUBMISSION  OF ORDERS FOR  INSTITUTIONAL  INVESTORS  AND
INDIVIDUALS

Orders must be received by the  relevant  Exchange  Agent at the latest at 17.00
(Paris time) on 15 February 2005 for  institutional  investors and at the latest at 17.00 (Paris time) on 24 February 2005 for individuals.

The Company will not be held responsible if the parties  concerned do not comply with the procedures described below:

     (i) Procedure  applicable to the  €650,000,000 5% fixed rate bonds due July
         2006 - ISIN code: FR0000495673 (the "FIXED RATE BONDS")

         HOLDERS  OF  FIXED  RATE  BONDS  WHO ARE  NOT  DIRECT  PARTICIPANTS  IN
         EUROCLEAR  BANK  S.A./N.V.,  CLEARSTREAM  BANKING  S.A.  LUXEMBOURG  OR
         EUROCLEAR FRANCE MUST CONTACT THEIR AUTHORISED  INTERMEDIARIES WHO WILL
         FOLLOW THE PROCEDURE APPLICABLE TO FIXED RATE BONDS ON THEIR BEHALF.

         (x)  Bonds held through Euroclear France

              Participants in Euroclear  France must submit,  on their behalf or on behalf of their clients,  by fax, the Paper  Acceptance  Notice
              (as defined below) to the Paris Exchange Agent and, as soon as the
              Paper  Acceptance  Notice has been sent,  transfer  the Fixed Rate
              Bonds  held on their  behalf  or on behalf  of their  clients,  to
              Euroclear France, account No. 30, account type 051, of BNP Paribas
              Securities Services.

         (y)  Bonds held through Euroclear Bank S.A./N.V. or Clearstream Banking
              S.A. Luxembourg

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

              Participants  in Euroclear Bank S.A./N.V.  or Clearstream  Banking
              S.A.  Luxembourg  must submit their orders,  on their behalf or on behalf of their clients,  directly to the relevant clearing system where  the  bonds  are held,  in  accordance  with the  applicable procedures of that clearing system.

              Upon  receipt of the orders,  the  relevant  clearing  system will
              send,  on  behalf  of  the   participant   or  on  behalf  of  the
              participant's  client,  by fax,  the Paper  Acceptance  Notice (as defined  below) to the  Paris  Exchange  Agent and  simultaneously transfer  the Fixed Rate Bonds to be  exchanged,  on behalf of the
              participant  or  on  behalf  of  the  participant's   clients,  to
              Euroclear France, account No. 30, account type 051, of BNP Paribas
              Securities Services.

         The exchange orders included in the Paper Acceptance Notice (as defined below)  sent by the  holders of the Fixed Rate Bonds (or, if the holder is not a direct participant,  by the intermediary  authorised to act on his  behalf) may be revoked by the  holder.  Revocation  orders must be sent to the Paris Exchange  Agent prior to the  revocation  deadline as set forth in the paragraphs "WITH RESPECT TO  INSTITUTIONAL  INVESTORS"
         and "WITH RESPECT TO  INDIVIDUALS"  above,  and in accordance  with the procedures  applicable to the submission of orders described in, as the case may be, paragraphs (x) and (y) above.

         In all  cases,  participants  in  Euroclear  France  must  provide  the acceptance  notice to the Paris Exchange Agent in such form as shall be provided to them by the Paris  Exchange  Agent (the  "PAPER  ACCEPTANCE
         NOTICE").  This Paper  Acceptance  Notice must contain the information, confirmations  and  instructions  which  will  be set  out in the  NOTE
         D'INFORMATION  including, in particular,  the Tracking Code assigned by one of the Dealer Managers and  Bookrunners  (for orders equal to or in excess of €1,000,000 nominal amount);

         If a  participant  in  Euroclear  France  is not able to  provide  such information,  confirmations  and  instructions,  such  participant must contact the Paris Exchange Agent immediately.  The Paris Exchange Agent will  inform the Company as soon as  possible  who will then  determine whether the Paper Acceptance Notice is valid.

         All questions as to form,  content and validity  (including the date of receipt) of any Paper  Acceptance  Notice will be determined  solely by the Company.  All determinations by the Company as to the validity of a
         Paper  Acceptance  Notice,  its date of receipt or the  validity of any revocation shall be final and binding.

         The Paris  exchange  agent is BNP  Paribas  Securities  Services,  GCT,
         Immeuble  Tolbiac,  25 quai Panhard et Levassor,  75013 Paris,  France, tel. : +33 (0)1 55 77 61 60, fax : +33 (0)1 55 77 95 53.

     (ii)Procedure  applicable  to the  €250,000,000  subordinated  auction rate bonds due September 2006 - ISIN code:  XS0118660009  (the "AUCTION RATE
         BONDS")

         Holders of Auction Rate Bonds  wishing to  participate  in the Exchange
         Offer  must  submit,   either  directly  or  through  their  authorised
         intermediary,  at the latest on the date  described  in the  paragraphs
         "WITH  RESPECT  TO   INSTITUTIONAL   INVESTORS"  or  "WITH  RESPECT  TO
         INDIVIDUALS"  above,  as the case may be, a duly  completed  electronic instruction notice (the "ELECTRONIC INSTRUCTION NOTICE") containing the
         Tracking  Code assigned by one of the Dealer  Managers and  Bookrunners

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

         for orders equal to or in excess of €1 million to the  clearing  system through  which their bonds are held prior to the deadline  specified by the relevant clearing system.  The submission of Auction Rate Bonds for exchange  by a holder  of  Auction  Rate  Bonds  will be deemed to have occurred upon receipt by the relevant  clearing system of an Electronic
         Instruction  Notice  delivered in accordance  with the  requirements of such clearing system.

         The  receipt  of an  Electronic  Instruction  Notice  by  the  relevant clearing  system will result in the Auction Rate Bonds being blocked in the relevant  clearing system so that no transfers of such Auction Rate
         Bonds may be made after receipt of such Electronic Instruction Notice.

         ONLY DIRECT  PARTICIPANTS  IN EUROCLEAR BANK  S.A./N.V.  OR CLEARSTREAM
         BANKING  S.A.   LUXEMBOURG  (THE  "DIRECT   PARTICIPANTS")  MAY  SUBMIT
         ELECTRONIC  INSTRUCTION NOTICES. IF THE HOLDER OF AUCTION RATE BONDS IS
         NOT A DIRECT  PARTICIPANT,  SUCH HOLDER MUST ARRANGE FOR THE AUTHORISED
         INTERMEDIARY  THROUGH WHICH SUCH HOLDER HOLDS THE AUCTION RATE BONDS TO
         FOLLOW THE PROCEDURES DESCRIBED ABOVE IN ACCORDANCE WITH THE APPLICABLE
         REQUIREMENTS  AND  PRIOR TO THE  DEADLINES  SPECIFIED  BY THE  RELEVANT
         CLEARING SYSTEM.

         The  attention  of  the  holders  of  Auction  Rate  Bonds  wishing  to participate in the Exchange  Offer,  and in particular the attention of
         those  who  hold  such  Auction  Rate  Bonds   through  an   authorised
         intermediary,  is  drawn  to the  required  deadlines  of the  clearing systems and, as the case may be, those of the authorised  intermediary, to transmit  Electronic  Instruction Notices to the Luxembourg Exchange
         Agent  before  the  date and time  set  forth in the  paragraphs  "WITH
         RESPECT TO  INSTITUTIONAL  INVESTORS" or "WITH RESPECT TO  INDIVIDUALS"
         above, as the case may be.

         An Electronic  Instruction Notice delivered by a holder of Auction Rate
         Bonds  (or  if  such  holder  is  not  a  Direct  Participant,  by  the intermediary authorised to act on such holder's behalf), may be revoked by such holder or the  intermediary  authorised to act on such holder's behalf,  prior to the  revocation  deadline set forth in the paragraphs
         "WITH  RESPECT  TO   INSTITUTIONAL   INVESTORS"  or  "WITH  RESPECT  TO
         INDIVIDUALS"  above,  as the case may be, by  submitting  an electronic withdrawal instruction to the relevant clearing system.

         By  submitting a valid  Electronic  Instruction  Notice to the relevant clearing system in accordance  with the applicable  requirements of the relevant  clearing  system,  holders of Auction  Rate Bonds or, if such holder is not a Direct Participant,  the intermediary authorised to act on such  holder's  behalf,  shall be  deemed  to have  provided  to the
         Company,  the  Luxembourg  Exchange  Agent and the Dealer  Managers and
         Bookrunners the information,  confirmations and instructions set out in the NOTE D'INFORMATION.

         If a holder of Auction  Rate  Bonds or, if such  holder is not a Direct
         Participant,  the  intermediary  authorised  to  act on  such  holder's behalf,  is not able to provide  such  information,  confirmations  and instructions,  the holder of Auction Rate Bonds or, as the case may be, the  intermediary  authorised  to act on  such  holder's  behalf,  must contact the  Luxembourg  Exchange  Agent  immediately.  The  Luxembourg
         Exchange  Agent will inform the Company as soon as  possible,  who will then determine whether the Electronic Instruction Notice is valid.

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

         All questions as to the form, content and validity  (including the date of  receipt) of an  Electronic  Instruction  Notice will be  determined solely by the  Company.  All  determinations  by the  Company as to the validity of an Electronic  Instruction  Notice,  its date of receipt or the validity of its revocation shall be final and binding

         The  receipt  of an  Electronic  Instruction  Notice  by  the  relevant clearing  system,  subject to the notice not having  been  revoked  and provided  the  Company  has not  withdrawn  the  Exchange  Offer,  will constitute  instructions to debit on the settlement date the securities account of the holder of Auction  Rate Bonds  exchanged in the Exchange
         Offer for New Bonds and cash  payments of accrued  interest  due to the holder of the Auction Rate Bonds.

         The  Luxembourg  exchange  agent is BNP  Paribas  Securities  Services,
         Luxembourg  Branch,  23 avenue de la Porte  Neuve,  L-2085  Luxembourg, attn:  Global  Corporate  Trust,  tel: +352 2696 2549 / +352 2696 2518,
         fax: +352 2696 9757.

THE INDICATIVE TIMETABLE OF THE EXCHANGE OFFER WILL BE AS FOLLOWS:

 7 FEBRUARY 2005                   o    Determination  of the  exchange  spreads
                                        and New Bond spread with  respect to the
                                        Existing Bonds and the New Bonds

                                   o    AMF VISA on the NOTE D'INFORMATION

 8 FEBRUARY 2005                   Publication of a press release announcing the
                                   launch of the  Exchange  Offer in LA  TRIBUNE
                                   and  on  the   website   of  the   AMF,   and
                                   publication  of the  AVIS of  Euronext  Paris
                                   S.A.

 8 FEBRUARY 2005 AT 9.00           Start of the offer  period  with  respect  to
 (PARIS TIME)                      institutional investors

15 FEBRUARY 2005 AT 17.00          End of  the  offer  period  with  respect  to
(PARIS TIME)                       institutional investors

16 FEBRUARY 2005 AT 16.00          Determination    of   the   exchange   prices
(PARIS TIME)                       (excluding  accrued interest) with respect to
                                   the  Existing  Bonds and the issue  price and
                                   coupon   with   respect  to  the  New  Bonds;
                                   decision on whether to proceed with the issue
                                   of  the  Additional  Bonds  and  decision  on
                                   whether to withdraw the Exchange Offer.

17 FEBRUARY 2005                   Publication  in LA  TRIBUNE  of the  exchange
                                   price  (excluding  accrued  interest)  of the
                                   Existing Bonds and the coupon and issue price
                                   of the New Bonds,  as well as any decision to
                                   issue  Additional  Bonds or to  withdraw  the
                                   Exchange Offer

17 FEBRUARY 2005 AT 9.00           Start of the offer  period  with  respect  to
(PARIS TIME)                       individuals

24 FEBRUARY 2005 AT 17.00          End of  the  offer  period  with  respect  to
(PARIS TIME)                       individuals

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

3 MARCH 2005                       Settlement  date and listing  date of the New
                                   Bonds on the PREMIER MARCHÉ of Euronext Paris
                                   S.A. and on the Luxembourg Stock Exchange

INVESTOR CONTACTS
BNP PARIBAS:                                             Tel: +33 1 42 98 17 90
                                                         Tel: +44 207 595 8668
MERRILL LYNCH CAPITAL MARKETS (FRANCE)                   Tel: +33 1 53 65 58 76
SAS:
                                                         Tel: +44 207 995 3715

INVESTOR CONTACT AT ALSTOM
Mrs Emmanuelle Chatelain, Investor Relations:            Tel : +33 1 41 49 37 38

o  UNITED STATES RESTRICTIONS RELATING TO THE EXCHANGE OFFER :

The  Exchange  Offer is not  being  made,  and will  not be  made,  directly  or indirectly,  in or  into,  or by  use  of  the  mail  of,  or by  any  means  or instrumentality  of  interstate or foreign  commerce of, or any  facilities of a national  securities  exchange of, the United  States or to U.S.  persons.  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet.  Accordingly,  copies of the NOTE  D'INFORMATION and any other  documents or materials  relating to the Exchange Offer are not being, and must  not be,  directly  or  indirectly  mailed  or  otherwise  transmitted, distributed or forwarded in or into the United States or to any U.S. person. Any purported  offers to exchange  Existing  Bonds  pursuant to the  Exchange  Offer resulting  directly or indirectly from a violation of these restrictions will be invalid,  and offers to exchange  made by a resident of the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving  instructions  from within the United States or any U.S. person will not be accepted.

The NOTE  D'INFORMATION  is not an offer of  securities  for sale in the  United
States.  The New Bonds may not be offered or sold in the  United  States  absent registration or an exemption from registration.  The New Bonds have not been and will not be registered under the U.S. Securities Act of 1933 ("SECURITIES ACT"), or with any securities  laws of any state or  jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United
States.

The New Bonds are only being  offered for exchange  outside the United States to persons that are not U.S. persons, pursuant to Regulation S under the Securities
Act. The purpose of the NOTE  D'INFORMATION is limited to the Exchange Offer and the  NOTE  D'INFORMATION  may not be sent or given  to a  person  in the  United
States.  Each holder of Existing Bonds participating in this Exchange Offer will represent  that it (i) is not  located  in the  United  States and is not a U.S.
person,  (ii) is not giving an order to  participate  in the Exchange Offer from the United States or on behalf of a U.S. person and (iii)  understands  that the
New Bonds may not be reoffered, resold or delivered,  directly or indirectly, in the United States or to U.S.  persons,  except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities
Act.

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

In  addition,  until the  expiration  of 40 days after the  commencement  of the
Exchange  Offer, an offer or sale of the New Bonds within the United States by a dealer  that  is not  participating  in  the  Exchange  Offer  may  violate  the registration  requirements  of the  Securities Act if such offer or sale is made otherwise  than in  accordance  with an exemption  from  registration  under the
Securities Act.

o  UNITED KINGDOM RESTRICTIONS RELATING TO THE EXCHANGE OFFER :

The Exchange  Offer is not being made to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring,  holding,  managing or disposing of  investments  (as  principal or agent) for the purposes of their businesses  or otherwise in  circumstances  which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the
Public Offers of Securities Regulations 1995, as amended.

The communication of this press release is not being made and this press release has not been approved by an authorised  person for the purposes of section 21 of the Financial Services and Markets Act 2000 (FSMA).

Accordingly,  this press  release is not being  distributed  to, and must not be passed on to, the general public in the United  Kingdom.  The  communication  of this press release as a financial  promotion is only being made to those persons in the United Kingdom falling within the definition of Investment  Professionals
(as  defined in Article  19(5) of the  Financial  Services  and Markets Act 2000
(Financial  Promotion)  Order  2001 (the  "Order"))  or  persons  who are within
Article 43 of the Order or any person to whom it may otherwise lawfully be made.

o  SPANISH RESTRICTIONS:

The Exchange Offer has not been  registered with the Spanish  Securities  Market
Regulator  (the  "CNMV") and  therefore  it is not  available to any resident of
Spain. Accordingly,  residents of Spain may not submit for exchange the Existing
Bonds in the Exchange Offer nor may the New Bonds be offered,  sold or delivered in Spain and neither may the NOTE  D'INFORMATION nor any other offering material relating  to the  Exchange  Offer,  the  Existing  Bonds,  or the New  Bonds  be
distributed or made available in Spain save in compliance and in accordance with the  provisions  of Law 24/1988 of 28 July 1988,  on the  Securities  Market and
Royal  Decree  291/1992,  of 27 March  1992,  on  Issues  and  Public  Offers of
Securities, both as amended, and the regulations issued thereunder.

o  ITALIAN RESTRICTIONS:

The  Exchange  Offer is not being made in the Republic of Italy and has not been submitted to the clearance procedure of the COMMISSIONE NAZIONALE PER LE SOCIETA
E LA BORSA  (CONSOB)  and/or  the Bank of Italy  pursuant  to  Italian  laws and regulations. Accordingly, holders of Existing Bonds are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy,  the Exchange  Offer is not  available to them and they may not submit for exchange the Existing  Bonds in the Exchange  Offer nor may the New Bonds be
offered,  sold  or  delivered  in the  Republic  of  Italy  and,  as  such,  any acceptances  received  from such  persons  shall be  ineffective  and void,  and neither the NOTE  D'INFORMATION  nor any other offering material relating to the
Exchange  Offer,  the Existing Bonds or the New Bonds may be distributed or made available in the Republic of Italy.

o  SWEDISH RESTRICTION:

The  NOTE  D'INFORMATION  has not and will not be  registered  with the  Swedish
Financial  Supervisory  Authority pursuant to the Swedish Financial  Instruments
Trading Act  (1991:980,  as  amended).  The New Bonds may only be  marketed  and offered for sale in Sweden for a minimum  investment  consideration per investor of at least SEK 300,000 (or the equivalent in the relevant currency).

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

o  GERMAN RESTRICTIONS:

The NOTE  D'INFORMATION  has not been  and  will  not be filed  with the  German
Federal     Financial     Supervisory      Authority      (BUNDESANSTALT     FÜR
FINANZDIENSTLEISTUNGSAUFSICHT)  and may not be  published or  circulated  in the
Federal  Republic of  Germany.  The New Bonds may only be offered in the Federal
Republic of Germany (i) for an  aggregate  purchase  price per  purchaser  of at least €40,000 (or the foreign  currency  equivalent) or such other amount as may be stipulated by applicable  German law or (ii) otherwise in compliance with the provisions of the German Securities Sales Prospectus Act of 9 September 1998, as
amended  (WERTPAPIER-VERKAUFSPROSPEKTGESETZ) or any other laws applicable in the
Federal Republic of Germany governing the sale and offering of securities.

o  BELGIAN RESTRICTIONS:

The NOTE  D'INFORMATION  and related  documents are not intended to constitute a public  offer in Belgium  within the  meaning of Belgian Law of 22 April 2003 on the Public  Offering of  Securities  and may not be  distributed  to the Belgian public.  The Belgian  Commission  for  Banking,  Finance and  Insurance  has not
reviewed nor approved  this document or commented on its accuracy or adequacy or recommended  or  endorsed  the  Exchange  Offer.  Only  qualifying  professional investors  within the meaning of Article 3.2 of the  Belgian  Royal  Decree of 7
July 1999 (qualifying  professional investors) on the Public Nature of Financial
Transactions  who act for their own account are  eligible to accept the Exchange
Offer.

o  NETHERLANDS RESTRICTIONS:

The  Exchange  Offer  may  not be  made,  directly  or  indirectly,  to  persons established, resident or domiciled in the Netherlands, except for individuals or legal  entities  who or which  trade or invest in  securities  in the conduct of their  profession  or trade  (which  includes  banks,  investment  institutions,
securities   intermediaries,   insurance   companies,   pension   funds,   other
institutional  investors and treasury departments and finance companies of large enterprises).

o  FINNISH RESTRICTIONS:

The Exchange Offer is not being made, directly or indirectly, in the Republic of
Finland.  Accordingly,  the New Bonds may not be  offered or sold,  directly  or indirectly,  to any  resident of the  Republic of Finland or in the  Republic of
Finland,  except (i) for an aggregate  purchase  price per purchaser of at least
€50,000 (or the  foreign  currency  equivalent)  or (ii)  otherwise  pursuant to applicable Finnish laws and regulations.  Neither the NOTE D'INFORMATION nor any other offering  material  relating to the Exchange Offer,  the Existing Bonds or the New Bonds may be distributed or made available in the Republic of Finland.

                                    * * * * *

This  report on Form 6-K  includes  materials  that make  reference  to a public exchange offer being made in France,  Luxembourg and  Switzerland and to certain other proposed  issuances of securities by ALSTOM.  No copy of this document may be  distributed  in the United  States.  The  exchange  offer is not being made, directly or  indirectly,  in the United  States and is not  available to persons located in the  United  States or to U.S.  persons.  The  securities  referenced herein  may  not be  offered  or sold  in the  United  States  unless  they  are registered  under the U.S.  Securities  Act of 1933,  as amended or exempt  from registration. The securities referenced in these materials have not been and are

     NON-BINDING FREE TRANSLATION INTO ENGLISH FOR INFORMATION PURPOSES ONLY

not being  registered  under the U.S.  Securities Act and neither ALSTOM nor any other  person  intends  to make a public  offer of  securities  of ALSTOM in the
United States.

These  materials are not an offer to sell  securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.